Exhibit 99.6
News Release
Communiqué de Presse

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, November 5, 2008
Third quarter 2008 results
    Main results1-2

•	Third quarter adjusted net income[3]	4.1 billion euros	+35%
		6.1 billion dollars	+48%

		1.81 euros per share	+37%
		2.73 dollars per share	+50%

•	First nine months adjusted net income	11.0 billion euros	+21%
		16.8 billion dollars	+37%

•	First nine months net income (Group share)	11.4 billion euros	+19%
    Highlights since the beginning of the third quarter 2008

•	Third quarter 2008 Upstream production of 2,231 kboe/d, a decrease of 5% or 2.5% excluding the price effect[1]
▪	Contribution from new projects, such as Dolphin, Moho Bilondo and Jura

▪	Large negative impacts this quarter related to additional security issues in Nigeria and technical incidents in Libya and the North Sea
•	Launched a project to increase capacity on OML 58 in Nigeria

•	Major success delineating the West Franklin field in the UK North Sea increased production potential to 45 kboe/d from 20 kboe/d and resources to 200 Mboe from 80 Mboe with a development using existing infrastructure

•	New discoveries in Australia in the Browse Basin, north of Ichthys, in Angola on Block 15/06, in Norway and in Brunei

•	Added exploration acreage in Yemen, Bolivia and in the Gulf of Mexico

•	Acquired Goal Petroleum and started up the K5F field in the Netherlands

•	Strengthened position in heavy oil to prepare for the long term by acquiring Synenco in Canada and a 60% interest in Madagascar’s giant Bemolanga field

•	Signed agreements with national oil companies in Syria and Libya strengthening the long-term presence of Total in these countries

•	Developing new sources of energy : approved investment to double Photovoltech’s production capacity for solar cells and started production of a « methanol to olefins » pilot project at Feluy in Belgium

•	Announced the 2008 interim dividend of 1.14 € per share

[1]	percent changes are relative to the same period 2007.

[2]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period : 1.5050 $/€ in the third quarter 2008, 1.3738 $/€ in the third quarter 2007, 1.5622 $/€ in the second quarter 2008, 1.5217 $/€ in the first nine months of 2008, and 1.3443 $/€ in the first nine months of 2007.

[3]	adjusted net income = net income using replacement cost (Group share) adjusted for special items and excluding Total’s share of amortization of intangibles related to the Sanofi-Aventis merger. Net income (Group share) for the third quarter 2008 was 3,050 M€, a decrease of 2% compared to the third quarter 2007.

▪	An increase of 14%[1], in line with Total’s competitive dividend growth policy
The Board of Directors of Total, led by Chairman Thierry Desmarest, met on November 4, 2008 and reviewed the third quarter 2008 accounts.
Adjusted net income rose to 4,070 million euros (M€), an increase of 35% compared to the third quarter 2007 and 9% compared to the second quarter 2008.
Commenting on the results, CEO Christophe de Margerie said :
« After reaching close to 150 dollars per barrel in July, the price of Brent suffered a severe correction and settled to an average price for the quarter of 115 dollars per barrel. The decrease in the price of oil accelerated in the month of October, mainly due to concerns about the global economy. Refining margins in Europe hit high levels and petrochemical margins recovered, benefiting from the decrease in the price of naphtha during the quarter. At the same time, the dollar appreciated relative to the euro.
In this very high price environment, Total’s adjusted fully-diluted earnings per share expressed in dollars increased by 50% compared to the third quarter 2007 and 6% compared to the previous quarter. Cash flow expressed in dollars increased by 126% and the net-debt-to-equity ratio was reduced to 15%. Profitability of the business segments was 29.5%.
This performance demonstrates once again the quality of Total’s integrated portfolio. This quarter the Upstream benefited from high oil and gas prices. However, the contribution of new production from Jura in the North Sea and Moho Bilondo in Congo were unable to offset the price effect, the impacts of technical problems in Libya and in the North Sea, production outages related to additional security problems in Nigeria, and the normal decline on producing fields. Downstream and Chemicals also benefited from a favorable environment despite a decrease in demand linked to global economic conditions and continued to implement self-help programs.
The 14% increase in the 2008 interim dividend announced at the beginning of September demonstrates the confidence of the Group in its strategy. Total confirms its ability to pursue a policy of competitive dividend growth even in a less favorable environment.
For the future, the Group can rely on its strong balance sheet, a cost base that is among the lowest in the industry and its strict management discipline. The many strengths of Total allow it to pursue its strategy for growth and to continue to create value for all of its stakeholders. »
♦  ♦  ♦

● Key figures and consolidated accounts of Total4

			3Q08				9M08
			vs	in millions of euros			vs
3Q08	2Q08	3Q07	3Q07	except earnings per share and number of shares	9M08	9M07	9M07

48,849	48,200	39,430	+24%	Sales	141,262	115,567	+22%

8,083	7,786	5,770	+40%	Adjusted operating income from business segments	22,988	17,255	+33%

4,063	3,756	3,000	+35%	Adjusted net operating income from business segments	11,019	9,029	+22%

2,899	3,099	2,227	+30%	• Upstream	8,729	6,280	+39%
901	587	526	+71%	• Downstream	1,799	1,989	-10%
263	70	247	+6%	• Chemicals	491	760	-35%

4,070	3,723	3,004	+35%	Adjusted net income	11,047	9,096	+21%

1.81	1.65	1.32	+37%	Adjusted fully-diluted earnings per share (euros)	4.91	3.99	+23%

2,244.3	2,252.9	2,272.6	-1%	Fully-diluted weighted-average shares (millions)	2,250.4	2,277.3	-1%

3,050	4,732	3,121	-2%	Net income (Group share)	11,384	9,581	+19%

3,371	2,868	2,590	+30%	Investments	8,882	7,694	+15%

718	726	109	x6.6	Divestments	1,642	575	+186%

7,338	1,922	3,549	+107%	Cash flow from operating activities	14,576	13,526	+8%

5,642	4,798	4,260	+32%	Adjusted cash flow	14,771	12,939	+14%

			3Q08				9M08
			vs	in millions of dollars[5]			vs
3Q08	2Q08	3Q07	3Q07	except earnings per share and number of shares	9M08	9M07	9M07

73,518	75,298	54,169	+36%	Sales	214,958	155,357	+38%

12,165	12,163	7,927	+53%	Adjusted operating income from business segments	34,981	23,196	+51%

6,115	5,868	4,121	+48%	Adjusted net operating income from business segments	16,768	12,138	+38%

4,363	4,841	3,059	+43%	• Upstream	13,283	8,442	+57%

1,356	917	723	+88%	• Downstream	2,738	2,674	+2%

396	109	339	+17%	• Chemicals	747	1,022	-27%

6,125	5,816	4,127	+48%	Adjusted net income	16,810	12,228	+37%

2.73	2.58	1.82	+50%	Adjusted fully-diluted earnings per share (dollars)	7.47	5.37	+39%

2,244.3	2,252.9	2,272.6	-1%	Fully-diluted weighted-average shares (millions)	2,250.4	2,277.3	-1%

4,590	7,392	4,288	+7%	Net income (Group share)	17,323	12,880	+34%

5,073	4,480	3,558	+43%	Investments	13,516	10,343	+31%

1,081	1,134	150	x7.2	Divestments	2,499	773	+223%

11,044	3,003	4,876	+126%	Cash flow from operating activities	22,180	18,183	+22%

8,491	7,495	5,852	+45%	Adjusted cash flow	22,477	17,394	+29%

[4]	adjusted income (adjusted operating income, adjusted net operating income and adjusted net income) is defined as income using replacement cost, adjusted for special items and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger; adjusted cash flow is defined as cash flow from operating activities at replacement cost before changes in working capital; adjustment items are listed on page 17.

[5]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

● Third quarter 2008 results
     > Operating income
In the third quarter 2008, the Brent price averaged 115.1 $/b, an increase of 54% compared to the third quarter 2007 and a decrease of 5% compared to the second quarter 2008. The TRCV European refining margin indicator averaged 45 $/t over the quarter, an increase of 88% compared to the third quarter 2007 and an increase of 12% compared to the second quarter 2008.
Petrochemical margins rebounded despite the decrease in demand, benefiting from a drop in naphtha prices over the quarter.
The average euro-dollar exchange rate was 1.51 $/€ in the third quarter 2008 compared to 1.37 $/€ in the third quarter 2007 and 1.56 $/€ in the second quarter 2008.
In this context, adjusted operating income from the business segments was 8,083 M€, an increase of 40% compared to the third quarter 20076, or expressed in dollars an increase of 53%.
The effective tax rate7 for the business segments was 56.0% in the third quarter 2008 compared to 57.7% in the second quarter 2008 and 54.4% in the third quarter 2007. The sequential decrease in the rate is essentially due to the increase in the share of the Downstream and Chemicals segments in the results. The increase in the rate compared to the third quarter 2007 is essentially due to the higher average effective tax rate for the Upstream segment.
Adjusted net operating income from the business segments rose to 4,063 M€ compared to 3,000 M€ in the third quarter 2007, an increase of 35%.
The smaller increase, compared to the percentage increase in operating income, is essentially due to the increase in the effective tax rate between the two quarters.
Expressed in dollars, adjusted net operating income from the business segments was 6.1 billion dollars (B$), an increase of 48% compared to the third quarter 2007.
     > Net income
Adjusted net income was 4,070 M€ compared to 3,004 M€ in the third quarter 2007, an increase of 35%. Expressed in dollars, adjusted net income increased by 48%.
This excludes the after-tax inventory effect, special items, and the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger.
•	The after-tax inventory effect had a negative impact on net income of 752 M€ in the third quarter 2008 and a positive impact of 139 M€ in the third quarter 2007.
•	Special items had a negative impact on net income of 190 M€ in the third quarter 2008, essentially due to the impact of contract renegotiations in Libya, and a positive impact of 55 M€[8] in the third quarter 2007.
•	The Group’s share of the amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 78 M€ in the third quarter 2008 and a negative impact of 77 M€ in the third quarter 2007.
Net income (Group share) was 3,050 M€ compared to 3,121 M€ in the third quarter 2007.
In the third quarter 2008, the Group bought back 8 million of its shares for 376 M€.
Adjusted fully-diluted earnings per share, based on 2,244.3 million fully-diluted weighted-average shares rose to 1.81 euros from 1.32 euros in the third quarter 2007, an increase of 37%.
Expressed in dollars, adjusted fully-diluted earnings per share increased by 50% to 2.73.

[6]	there were no special items affecting operating income from the business segments in the third quarters of 2007 and 2008.

[7]	defined as : (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

[8]	detail shown on page 17.

     > Investments – divestments
Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were 2,774 M€ (4.2 B$) in the third quarter 2008 compared to 2,456 M€ (3.4 B$) in the third quarter 2007.
Acquisitions were 421 M€ (0.6 B$) in the third quarter 2008, mainly for the acquisitions of Synenco in Canada and a 60% share of the Bemolanga permit in Madagascar.
Third quarter 2008 asset sales were 524 M€ (0.8 B$), reflecting essentially sales of Sanofi-Aventis shares.
Net investments9 were 4.0 B$ in the third quarter 2008.
     > Cash flow
Cash flow from operating activities was 7,338 M€ in the third quarter 2008, an increase of 107% compared to third quarter 2007. Expressed in dollars, cash flow from operating activities was 11 B$, an increase of 126%.
Cash flow benefited from a decrease in working capital requirements of 2,889 M€ linked essentially to the decrease in hydrocarbon prices over the quarter.
Adjusted cash flow10 was 5,642 M€, an increase of 32%. Expressed in dollars, adjusted cash flow was 8.5 B$, an increase of 45%.
Net cash flow11 was 4,685 M€ compared to 1,068 M€ in the third quarter 2007. Expressed in dollars, net cash flow was 7.1 B$ in the third quarter 2008.

[9]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[10]	adjusted cash flow = cash flow from operating activities at replacement cost before changes in working capital.

[11]	net cash flow = cash flow from operating activities + divestments – investments.

● Results for the first nine months of 2008
     > Operating income
Compared to the first nine months of 2007, the oil environment of the first nine months of 2008 was marked by a 66% increase in the average Brent price to 111.1 $/b. The TRCV European refining margin indicator increased by 10% to 36.6 $/t. The environment for Total’s petrochemicals was hurt by falling demand in the Atlantic Basin and in the second quarter 2008 by very weak petrochemical margins.
The average euro-dollar exchange rate was 1.52 $/€ compared to 1.34 $/€ for the first nine months of 2007.
In this context, adjusted operating income from the business segments was 22,988 M€, or an increase of 33% compared to the first nine months of 200712.
The effective tax rate for the business segments was 57.6% compared to 54.0% for the first nine months of 2007, mainly due to the higher contribution from Upstream.
Adjusted net operating income from the business segments was 11,019 M€ compared to 9,029 M€ for the first nine months of 2007, an increase of 22%. The smaller increase, compared to the percentage increase in adjusted operating income, is essentially due to the increase in the effective tax rate between the two periods.
Expressed in dollars, adjusted net operating income from the business segments increased by 38%.
     > Net income
Adjusted net income increased by 21% to 11,047 M€ from 9,096 M€ in the first nine months of 2007.
This excludes the after-tax inventory effect, special items, and the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger.
•	The after-tax inventory effect had a positive impact on net income of 676 M€ in the first nine months of 2008 and a positive impact of 755 M€ in the first nine months of 2007.
•	Special items had a negative impact on net income of 112 M€ in the first nine months of 2008 and a negative impact of 45 M€ in the first nine months of 2007[13].
•	The Group’s share of the amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 227 M€ in the first nine months of 2008 and a negative impact of 225 M€ in the first nine months of 2007.
Net income (Group share) was 11,384 M€ compared to 9,581 M€ in the first nine months of 2007.
In the first nine months of 2008, the Group bought back 24 million of its shares for 1,194 M€. There were 2,238.3 million fully-diluted shares outstanding on September 30, 2008 compared to 2,271.0 on September 30, 2007. The Group continued to buy back shares in October 2008, acquiring 3.6 million shares for 145 M€.
Adjusted fully-diluted earnings per share, based on 2,250.4 million fully-diluted weighted-average shares rose to 4.91 euros compared to 3.99 euros in the first nine months of 2007, an increase of 23%.
Expressed in dollars, adjusted fully-diluted earnings per share increased by 39% to 7.47 in the first nine months of 2008 from 5.37 in the first nine months of 2007.

[12]	there were no special items affecting operating income from the business segments in the first nine months of 2008 and 2007.

[13]	detail shown on page 17.

     > Investments – divestments
Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were 7,363 M€ (11.2 B$) in the first nine months of 2008 compared to 7,252 M€ (9.7 B$) in the first nine months of 2007.
Acquisitions were 516 M€ (0.8 B$) in the first nine months of 2008, essentially for the acquisition of Synenco in Canada, a 60% interest in the Bemolanga permit in Madagascar and new permits in Nigeria.
Asset sales in the first nine months of 2008 were 719 M€ (1.1 B$), reflecting mainly sales of Sanofi-Aventis shares.
Net investments14 were 11.0 B$ in the first nine months of 2008.
     > Cash flow
Cash flow from operating activities was 14,576 M€ in the first nine months of 2008, an increase of 8% compared to the first nine months of 2007. Expressed in dollars, this represented an increase of 22% to 22.2 B$.
Adjusted cash flow15 was 14,771 M€, an increase of 14%. Expressed in dollars, adjusted cash flow was 22.5 B$, an increase of 29% compared to the first nine months of 2007.
Net cash flow16 for the Group was 7,336 M€ compared to 6,407 M€ for the first nine months of 2007. Expressed in dollars, net cash flow was 11.2 B$, an increase of 30% compared to the first nine months of 2007.
The net-debt-to-equity ratio decreased to 15% on September 30, 2008 from 25% on June 30, 2008 and 24% on September 30, 200717.

[14]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[15]	adjusted cash flow = cash flow from operations at replacement cost before changes in working capital.

[16]	net cash flow = cash flow from operations + divestments – investments.

[17]	detail shown on page 18.

● Analysis of business segment results
Upstream
     > Environment – liquids and gas price realizations*

			3Q08				9M08
			vs				vs
3Q08	2Q08	3Q07	3Q07		9M08	9M07	9M07

115.1	121.2	74.7	+54%	Brent ($/b)	111.1	67.1	+66%

107.8	114.9	71.4	+51%	Average liquids price ($/b)	104.4	63.8	+64%

8.05	7.29	4.83	+67%	Average gas price ($/Mbtu)	7.31	5.16	+42%

83.9	87.3	55.4	+51%	Average hydrocarbons price ($/boe)	80.4	51.7	+56%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts.
Compared to the same periods in 2007, Total’s average realized liquids price increased by 51% and 64% respectively in the third quarter and the first nine months of 2008. The average realized natural gas price increased by 67% and 42% respectively.
     > Production

			3Q08				9M08
			vs				vs
3Q08	2Q08	3Q07	3Q07	Hydrocarbon production	9M08	9M07	9M07

2,231	2,353	2,352	-5.1%	Combined production (kboe/d)	2,336	2,368	-1.4%

1,409	1,471	1,481	-4.9%	• Liquids (kb/d)	1,463	1,502	-2.6%

4,471	4,772	4,741	-5.7%	• Gas (Mcf/d)	4,743	4,707	+0.8%

In the third quarter 2008, hydrocarbon production was 2,231 thousand barrels of oil equivalent per day (kboe/d), a decrease of 5% compared to the third quarter 2007, mainly as a result of :
•	+2% of growth from start-ups and ramp-ups of major new projects, including Dolphin, Moho Bilondo and Jura, net of the normal decline on producing fields,
•	-3.5% for unscheduled shutdowns on the Al Jurf field in Libya since May 2008 and on the Bruce and Alwyn fields in the North Sea in the summer,
•	-1% related to disruptions in Nigeria due to security issues,
•	-2.5% for the price effect[18].
In the first nine months of 2008, hydrocarbon production was 2,336 kboe/d, a decrease of close to 1.5% compared to the first nine months of 2007, mainly as a result of :
•	+4% of growth from start-ups and ramp-ups of major new projects, including Dalia, Rosa and Dolphin, net of the normal decline on producing fields,
•	-2.5% for unscheduled shutdowns on the Elgin Franklin field in February, the Al Jurf field since May and the Bruce and Alwyn fields in the summer,
•	-2.5% for the price effect [18],
•	-0.5% for changes in the portfolio.
Underlying production growth for the first nine months, excluding the price effect and changes in the portfolio, was +1.5%.

[18]	impact of changing hydrocarbon prices on entitlement volumes.

     > Results

			3Q08				9M08
			vs				vs
3Q08	2Q08	3Q07	3Q07	in millions of euros	9M08	9M07	9M07

6,525	6,964	4,861	+34%	Adjusted operating income*	19,912	13,676	+46%

2,899	3,099	2,227	+30%	Adjusted net operating income*	8,729	6,280	+39%

368	317	183	+101%	•includes income from equity affiliates	967	560	+73%

2,480	2,076	1,981	+25%	Investments	6,734	6,079	+11%

188	565	63	+198%	Divestments	860	427	+101%

3,732	3,643	1,697	+120%	Cash flow from operating activities	11,626	9,344	+24%

3,715	3,904	3,297	+13%	Adjusted cash flow	11,464	9,274	+24%

*	detail of adjustment items shown in business segment information.
Adjusted net operating income for the Upstream segment was 2,899 M€ in the third quarter 2008 compared to 2,227 M€ in the third quarter 2007, an increase of 30%.
Expressed in dollars, adjusted net operating income for the Upstream segment increased by 43%, reflecting essentially the impact of higher hydrocarbon prices that were partially offset by lower production volumes.
Compared to the third quarter 2007, the increase in income from equity affiliates was mainly due to changing the method of consolidation for PetroCedeño effective December 31, 2007 and the increase in income from equity affiliates in the LNG business.
The effective tax rate for the Upstream segment was 61.7% compared to 61.2% in the second quarter 2008 and 59.3% in the third quarter 2007.
The return on average capital employed (ROACE19) for the Upstream segment for the twelve months ended September 30, 2008 was 39.6%. For the twelve months ended June 30, 2008 it was 41.0% and for the full year 2007 it was 33.6%.

[19]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

Downstream
    > Refinery throughput and utilization rates*

			3Q08				9M08
			vs				vs
3Q08	2Q08	3Q07	3Q07		9M08	9M07	9M07

2,393	2,297	2,471	-3%	Total refinery throughput (kb/d)	2,360	2,415	-2%

1,013	932	915	+11%	• France	959	947	+1%
1,168	1,055	1,253	-7%	• Rest of Europe	1,130	1,177	-4%
212	310	303	-30%	• Rest of world	271	291	-7%

				Utilization rates

89%	85%	88%		• Based on crude only	87%	86%
92%	88%	92%		• Based on crude and other feedstock	91%	89%

*	includes share of CEPSA.
Third quarter 2008 refinery throughput decreased by 3% compared to the third quarter 2007. Excluding the impact of the sale in November 2007 of the Milford Haven refinery in the UK, refinery throughput was stable. Compared to the second quarter 2008, throughput volumes increased by 4%, despite the negative 3% impact of the hurricane-related shutdown of the Gulf coast Port Arthur refinery.
The third quarter 2008 utilization rates based on crude only and based on crude and other feedstocks were 89% and 92% respectively, stable compared to the third quarter 2007 and notably higher compared to the second quarter 2008.
Refinery turnarounds in the third quarter 2008 were limited to a scheduled partial shutdown of the Feyzin refinery that began at the end of September.
The third quarter 2007 included scheduled partial shutdowns of the Lindsey and Normandy refineries.
The second quarter 2008 included a scheduled complete shutdown of the Leuna refinery and scheduled partial shutdowns of the Normandy and Grandpuit refineries.
Turnaround activity scheduled for the fourth quarter 2008 is limited to partial shutdowns of the Feyzin and Provence refineries.
    > Results

			3Q08				9M08
			vs	in millions of euros			vs
3Q08	2Q08	3Q07	3Q07	except TRCV refining margins	9M08	9M07	9M07

45.0	40.2	23.9	+88%	European refining margin indicator — TRCV ($/t)	36.6	33.3	+10%

1,215	744	566	+115%	Adjusted operating income*	2,457	2,543	-3%

901	587	526	+71%	Adjusted net operating income*	1,799	1,989	-10%
39	15	63	-38%	• includes income from equity affiliates	56	201	-72%

638	514	381	+67%	Investments	1,446	1,026	+41%

46	128	27	+70%	Divestments	198	77	+157%

2,731	(1,391)	439	x6.2	Cash flow from operating activities	2,508	3,776	-34%

1,466	623	743	+97%	Adjusted cash flow	2,609	2,781	-6%

*	detail of adjustment items shown in business segment information.

The TRCV European refining margin indicator was 45 $/t in the third quarter 2008, an increase of 88% compared to the third quarter 2007 and 12% compared to the second quarter 2008.
Adjusted net operating income for the Downstream segment was 901 M€ in the third quarter 2008, an increase of 71% compared to the third quarter 2007 and 53% compared to the second quarter 2008.
Expressed in dollars, adjusted net operating income for the Downstream segment was 1,356 M$, an increase of 88% compared to the third quarter 2007 and 48% compared to the second quarter 2008.
The decrease in income from equity affiliates in the third quarter 2008 compared to the third quarter 2007 was mainly due to losses incurred through Total’s participation in Wepec, its affiliate for refining in China.
The ROACE20 for the Downstream segment for the twelve months ended September 30, 2008 was 19.5%. For the twelve months ended June 30, 2008 it was 16.0% and for the full year 2007 it was 20.6%.

[20]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

Chemicals

			3Q08				9M08
			vs				vs
3Q08	2Q08	3Q07	3Q07	in millions of euros	9M08	9M07	9M07

5,431	5,478	4,856	+12%	Sales	16,138	14,921	+8%

3,675	3,632	3,071	+20%	• Base chemicals	10,727	9,424	+14%

1,756	1,846	1,785	-2%	• Specialties	5,411	5,497	-2%

343	78	343	—	Adjusted operating income*	619	1,036	-40%

263	70	247	+6%	Adjusted net operating income*	491	760	-35%

176	-23	140	+26%	• Base chemicals	214	439	-51%

89	97	99	-10%	• Specialties	284	316	-10%

212	221	200	+6%	Investments	597	546	+9%

14	12	15	-7%	Divestments	33	63	-48%

14	169	217	-94%	Cash flow from operating activities	(19)	578	na

352	152	300	+17%	Adjusted cash flow	770	931	-17%

*	detail of adjustment items shown in business segment information.
Petrochemical margins rebounded in the third quarter 2008, benefiting from a decrease in the price of naphtha over the quarter. Sales volumes for polymers, however, continued to reflect weaker demand in the Atlantic Basin.
In the third quarter 2008, sales for the Chemicals segment were 5,431 M€.
Adjusted net operating income for the Chemicals segment was 263 M€, an increase of 6% compared to the third quarter 2007.
The increase in the results for Base chemicals was primarily due to the increasing contribution from production based on ethane feedstock.
The results of the Specialties continued to be satisfactory despite a slowdown in the economic environment.
The ROACE21 for the Chemicals segment for the twelve months ended September 30, 2008 was 7.5%. For the twelve months ended June 30, 2008, it was 7.7% and for the full year 2007 it was 12.1%.

[21]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

● Summary and outlook
The ROACE22 for the twelve months ended September 30, 2008 was 27% for the Group and 29% for the business segments compared respectively to 25% and 29% for the twelve months ended June 30, 2008 and 24% and 27% for the full year 2007.
Return on equity for the twelve months ended September 30, 2008 was 31%.
Total will pay the 2008 interim dividend of 1.14 € per share23 on November 19, 200824, an increase of 14% compared to the 2007 interim dividend.
Implementation of the 2008 investment program of 19 B$25 is progressing as planned.
The Group continued to strengthen its balance sheet by reducing its net-debt-to-equity ratio to 15.4% at the end of September 2008. In parallel, Total is maintaining a high level of liquidity and pursuing a policy of progressively divesting non-strategic holdings.
Since the start of the fourth quarter 2008, the Brent oil price has fallen to around 60 $/b. European refining margins have pulled well back from the September highs but remain near the level of the third quarter average.
Major project developments are progressing generally in line with targets. Five significant new projects are expected to start production in 2009, including Akpo in Nigeria, Yemen LNG and Qatargas II.
Total reaffirms its view of higher oil prices in the medium to long term, supported by a tight supply-demand balance. In the short term, OPEC action and certain issues affecting oil production in a number of producing countries should allow supply and demand to remain in balance, largely as a function of adjusting the supply to weaker levels of demand.
The Group’s strength is in the consistency of its long-term strategy, its discipline, the quality of its integrated portfolio and the competitive advantage of its low technical costs.
Total has the financial strength and flexibility to continue to develop the company within the framework of its strict decision criteria and to maintain competitive dividend growth even through a prolonged period of weakness in the environment.
♦  ♦  ♦
To listen to CFO Patrick de la Chevardière’s conference call with financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0)203 043 2441 in Europe or +1 866 907 5928 in the U.S. (access code : Total). For a replay through November 14, please consult the website or call +44 (0)207 075 3214 in Europe or 1 866 828 2261 in the US (code : 230 340).

[22]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

[23]	approved by the Board of Directors on September 9, 2008

[24]	the ex-dividend date for the interim dividend on 2008 shares will be November 14, 2008

[25]	based on 1 € = $1.50 for 2008, includes net investments in equity affiliates and non-consolidated companies, excludes acquisitions

● Board reviews October 6, 2008 AFEP-MEDEF recommendations
At its meeting on November 4, 2008, the Board of Directors reviewed the recommendations, dated October 6, 2008, of the AFEP-MEDEF regarding compensation for executive directors of listed companies.
The Board concluded that these recommendations were consistent with the corporate governance principles of Total.
The Board then decided that, starting with the current fiscal year, the AFEP-MEDEF code, modified to take into account these recommendations, will be the basis for the preparation of the report required by Article L. 225-37 of the French Commercial Code.
The September 30, 2008 notes to the condensed consolidated accounts are available on the Total web site (www.total.com). This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
Business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
The adjusted results of the Downstream and Chemical segments are also presented according to the replacement cost method. This method is used to assess the segments’ performance and ensure the comparability of the segments’ results with those of its competitors, mainly North American. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the income statement is determined by the average price of the period rather than the historical value. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and replacement cost.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris, La Défense cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

Operating information by segment
Third quarter and first nine months 2008
● Upstream

			3Q08				9M08
			vs	Combined liquids and gas			vs
3Q08	2Q08	3Q07	3Q07	production by region (kboe/d)	9M08	9M07	9M07

553	601	628	-12%	Europe	593	672	-12%

753	796	811	-7%	Africa	801	797	+1%

13	14	18	-28%	North America	14	22	-36%

247	246	252	-2%	Far East	248	252	-2%

430	433	393	+9%	Middle East	433	384	+13%

212	236	228	-7%	South America	221	226	-2%

23	27	22	+5%	Rest of world	26	15	+73%

2,231	2,353	2,352	-5%	Total production	2,336	2,368	-1%

398	418	317	+26%	Includes equity and non-consolidated affiliates	404	322	+25%

			3Q08				9M08
			vs				vs
3Q08	2Q08	3Q07	3Q07	Liquids production by region (kb/d)	9M08	9M07	9M07

288	299	313	-8%	Europe	295	333	-11%

633	667	689	-8%	Africa	670	680	-1%

10	11	11	-9%	North America	11	14	-21%

28	27	29	-3%	Far East	28	29	-3%

330	331	322	+2%	Middle East	332	324	+2%

109	125	107	+2%	South America	115	113	+2%

11	11	10	+10%	Rest of world	12	9	+33%

1,409	1,471	1,481	-5%	Total production	1,463	1,502	-3%

344	366	262	+31%	Includes equity and non-consolidated affiliates	350	269	+30%

			3Q08				9M08
			vs				vs
3Q08	2Q08	3Q07	3Q07	Gas production by region (Mcf/d)	9M08	9M07	9M07

1,442	1,639	1,710	-16%	Europe	1,618	1,837	-12%

621	667	630	-1%	Africa	659	604	+9%

12	19	32	-63%	North America	18	36	-50%

1,210	1,210	1,251	-3%	Far East	1,222	1,247	-2%

552	548	384	+44%	Middle East	560	326	+72%

569	610	669	-15%	South America	589	625	-6%

65	79	65	—	Rest of world	77	32	+141%

4,471	4,772	4,741	-6%	Total production	4,743	4,707	+1%

290	281	289	—	Includes equity and non-consolidated affiliates	293	286	+2%

			3Q08				9M08
			vs				vs
3Q08	2Q08	3Q07	3Q07	Liquefied natural gas	9M08	9M07	9M07

2.32	2.21	2.31	—	LNG sales (Mt)*	6.90	6.74	+2%

*	sales, Group share, excluding trading ; estimated volumes for Bontang in Indonesia based on 2007 SEC coefficient. ; 1 Mt/y = approx. 133 Mcf/d.
● Downstream

			3Q08				9M08
			vs				vs
3Q08	2Q08	3Q07	3Q07	Refined products sales by region (kb/d)*	9M08	9M07	9M07

2,161	1,999	2,305	-6%	Europe	2,102	2,265	-7%

279	280	292	-4%	Africa	279	286	-2%

136	220	194	-30%	Americas**	170	189	-10%

147	143	148	-1%	Rest of world	145	144	+1%

2,723	2,642	2,939	-7%	Total consolidated sales	2,696	2,884	-7%

992	956	790	+26%	Trading	964	878	+10%

3,715	3,598	3,729	—	Total refined product sales	3,660	3,762	-3%

*	includes share of CEPSA.

**	third quarter 2007 restated to reflect a change in the method of calculating volumes for Port Arthur.

Adjustment items
● Adjustments to operating income from business segments

3Q08	2Q08	3Q07	in millions of euros	9M08	9M07

—	—	—	Special items affecting operating income from the business segments	—	—

—	—	—	• Restructuring charges	—	—
—	—	—	• Impairments	—	—
—	—	—	• Other	—	—

(1,193)	1,687	210	Pre-tax inventory effect : FIFO vs. replacement cost	869	1,103

(1,193)	1,687	210	Total adjustments affecting operating income from the business segments	869	1,103

● Adjustments to net income (Group share)

3Q08	2Q08	3Q07	in millions of euros	9M08	9M07

(190)	(67)	55	Special items affecting net income (Group share)	(112)	(45)

—	—	75	• Equity share of special items recorded by Sanofi-Aventis	—	75
50	2	—	• Gain on asset sales	197	—
(4)	(44)	(20)	• Restructuring charges	(48)	(20)
(34)	—	—	• Impairments	(34)	—
(202)	(25)	—	• Other	(227)	(100)

(78)	(78)	(77)	Adjustment related to the Sanofi-Aventis merger* (share of amortization of intangible assets)	(227)	(225)

(752)	1,154	139	After-tax inventory effect : FIFO vs. replacement cost	676	755

(1,020)	1,009	117	Total adjustments to net income	337	485

*	based on Total’s share in Sanofi-Aventis of 12.4% at 9/30/2008 and 13.2% at 9/30/2007 and 6/30/2008.
Investments — Divestments

			3Q08				9M08
			vs				vs
3Q08	2Q08	3Q07	3Q07	in millions of euros	9M08	9M07	9M07

2,774	2,091	2,456	+13%	Investments excluding acquisitions*	7,363	7,252	+2%

212	205	234	-9%	• Capitalized exploration	589	637	-8%

(56)	(522)	52	na	• Net investments in equity affiliates and non-consolidated companies	(466)	116	na

421	47	94	x4.5	Acquisitions	516	161	x3.2

524	120	43	x12.2	Asset sales	719	216	x3.3

2,653	2,142	2,481	+7%	Net investments**	7,240	7,119	+2%

*	includes net investments in equity affiliates and non-consolidated companies.

**	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

Net-debt-to-equity ratio

in millions of euros	9/30/2008	6/30/2008	9/30/2007

Current borrowings	5,378	4,795	9,194

Net current financial assets	(230)	(49)	(10,870)

Non-current financial debt	16,347	14,777	15,103

Hedging instruments of non-current debt	(406)	(540)	(434)

Cash and cash equivalents	(13,231)	(7,245)	(2,812)

Net debt	7,858	11,738	10,181

Shareholders equity	50,801	48,273	42,818

Estimated dividend payable*	(920)	(2,315)	(906)

Minority interests	1,001	855	851

Equity	50,882	46,813	42,763

Net-debt-to-equity ratio	15.4%	25.1%	23.8%

*	for 9/30/2008, based on a 2008 dividend equal to the 2007 dividend of 2.07 €/share, after deducting the interim dividend of 1.14 € per share approved by the Board of Directors on September 9, 2008.
Effective tax rates

3Q08	2Q08	3Q07	Average tax rates*	9M08	9M07

61.7%	61.2%	59.3%	Upstream	61.8%	59.8%

55.9%	57.8%	55.1%	Group	57.6%	54.4%

*	tax on adjusted net operating income / (adjusted net operating income – income from affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income).
2008 Sensitivities*

			Impact on adjusted	Impact on adjusted
			operating	net operating
	Scenario	Change	income(e)	income(e)

€-$	1.50 $/€	+0.1 $ per €	-1.5 B€	-0.8 B€

Brent	80 $/b	+1 $/b	+0.28 B€ / 0.42 B$	+0.12 B€ / 0.18 B$

European refining margins TRCV	33 $/t	+1 $/t	+0.08 B€ / 0.12 B$	+0.05 B€ / 0.08 B$

*	sensitivities revised once per year upon publication of the previous year fourth quarter results. The impact of the €-$ sensitivity on the adjusted operating income and the adjusted net operating income attributable to the Upstream segment are approximately 70% and 60% respectively, and the remaining impact of the €-$ sensitivity is essentially split between the Downstream and Chemicals segments.

Return on average capital employed
● For the twelve months ended September 30, 2008

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group***

Adjusted net operating income	11,298	2,345	578	14,221	14,915
Capital employed at 9/30/2007*	26,863	11,446	7,305	45,614	53,243
Capital employed at 9/30/2008*	30,184	12,649	8,107	50,940	58,165

ROACE	39.6%	19.5%	7.5%	29.5%	26.8%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 139 M€ pre-tax at 9/30/2007 and 121 M€ pre-tax at 9/30/2008.

***	capital employed for the Group adjusted for the amount payable for the interim dividend approved in September 2008 (2,545 M€).
● For the twelve months ended June 30 2008

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	10,626	1,970	562	13,158	13,810
Capital employed at 6/30/2007*	25,218	11,204	7,264	43,686	52,645
Capital employed at 6/30/2008*	26,676	13,491	7,394	47,561	56,107

ROACE	41.0%	16.0%	7.7%	28.8%	25.4%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 146 M€ pre-tax at 6/30/2007 and 126 M€ pre-tax at 6/30/2008.
● For the twelve months ended September 30, 2007

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group***

Adjusted net operating income	8,165	2,538	1,015	11,718	12,434
Capital employed at 9/30/2006*	24,561	11,431	7,257	43,249	50,371
Capital employed at 9/30/2007*	26,863	11,446	7,305	45,614	53,243

ROACE	31.8%	22.2%	13.9%	26.4%	24.0%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 85 M€ pre-tax at 9/30/2006 and 139 M€ pre-tax at 9/30/2007.

***	capital employed for the Group adjusted for the amount payable for the interim dividend approved in September 2007 (2,252 M€).

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M€) (a)	2008	2008	2007

Sales	48,849	48,200	39,430
Excise taxes	(4,810)	(4,900)	(5,479)
Revenues from sales	44,039	43,300	33,951

Purchases, net of inventory variation	(31,054)	(27,958)	(22,580)
Other operating expenses	(4,708)	(4,439)	(4,060)
Exploration costs	(144)	(203)	(135)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,329)	(1,384)	(1,310)
Other income	107	15	123
Other expense	(262)	(121)	(64)

Financial interest on debt	(241)	(204)	(455)
Financial income from marketable securities and cash equivalents	114	113	324
Cost of net debt	(127)	(91)	(131)
Other financial income	140	229	155
Other financial expense	(79)	(80)	(70)

Income taxes	(4,038)	(4,931)	(3,185)

Equity in income (loss) of affiliates	606	538	509

Consolidated net income	3,151	4,875	3,203

Group share **	3,050	4,732	3,121
Minority interests	101	143	82

Earnings per share (euros)	1.36	2.12	1.38

Fully-diluted earnings per share (euros) ***	1.36	2.10	1.37

** Adjusted net income	4,070	3,723	3,004

*** Adjusted fully-diluted earnings per share (euros)	1.81	1.65	1.32

(a)	Except for earnings per share

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	9 months	9 months
(M€) (a)	2008	2007

Sales	141,262	115,567
Excise taxes	(14,636)	(16,440)
Revenues from sales	126,626	99,127

Purchases, net of inventory variation	(84,631)	(63,674)
Other operating expenses	(13,979)	(12,851)
Exploration costs	(537)	(604)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(4,007)	(3,975)
Other income	275	279
Other expense	(431)	(230)

Financial interest on debt	(702)	(1,332)
Financial income from marketable securities and cash equivalents	356	955
Cost of net debt	(346)	(377)
Other financial income	485	492
Other financial expense	(230)	(211)

Income taxes	(13,186)	(9,567)

Equity in income (loss) of affiliates	1,690	1,427

Consolidated net income	11,729	9,836

Group share **	11,384	9,581
Minority interests	345	255

Earnings per share (euros)	5.09	4.24

Fully-diluted earnings per share (euros) ***	5.06	4.21

** Adjusted net income	11,047	9,096

*** Adjusted fully-diluted earnings per share (euros)	4.91	3.99

(a)	Except for earnings per share

CONSOLIDATED BALANCE SHEET
TOTAL

	September 30, 2008	June 30, 2008	December 31, 2007	September 30, 2007
(M€)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	5,099	4,381	4,650	4,831
Property, plant and equipment, net	45,001	41,756	41,467	42,109
Equity affiliates: investments and loans	15,175	14,524	15,280	13,661
Other investments	1,293	1,246	1,291	1,343
Hedging instruments of non-current financial debt	406	540	460	434
Other non-current assets	2,196	2,179	2,155	1,756

Total non-current assets	69,170	64,626	65,303	64,134

Current assets
Inventories, net	15,500	17,185	13,851	12,580
Accounts receivable, net	19,983	21,856	19,129	18,200
Other current assets	9,061	9,644	8,006	7,142
Current financial assets	293	223	1,264	11,072
Cash and cash equivalents	13,231	7,245	5,988	2,812

Total current assets	58,068	56,153	48,238	51,806

Total assets	127,238	120,779	113,541	115,940

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,929	6,003	5,989	5,987
Paid-in surplus and retained earnings	53,800	55,024	48,797	45,052
Currency translation adjustment	(4,063)	(6,483)	(4,396)	(3,161)
Treasury shares	(4,865)	(6,271)	(5,532)	(5,060)

Total shareholders’ equity — Group Share	50,801	48,273	44,858	42,818

Minority interests	1,001	855	842	851

Total shareholders’ equity	51,802	49,128	45,700	43,669

Non-current liabilities
Deferred income taxes	8,275	7,748	7,933	7,555
Employee benefits	2,580	2,533	2,527	2,813
Other non-current liabilities	6,857	6,567	6,843	6,295

Total non-current liabilities	17,712	16,848	17,303	16,663

Non-current financial debt	16,347	14,777	14,876	15,103

Current liabilities
Accounts payable	17,390	19,297	18,183	14,841
Other creditors and accrued liabilities	18,546	15,760	12,806	16,268
Current borrowings	5,378	4,795	4,613	9,194
Other current financial liabilities	63	174	60	202

Total current liabilities	41,377	40,026	35,662	40,505

Total Liabilities and shareholders’ equity	127,238	120,779	113,541	115,940

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M€)	2008	2008	2007

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,151	4,875	3,203
Depreciation, depletion and amortization	1,457	1,482	1,405
Non-current liabilities, valuation allowances and deferred taxes	242	32	235
Impact of coverage of pension benefit plans	—	—	—
(Gains) Losses on disposals of assets	(61)	(15)	(117)
Undistributed affiliates’ equity earnings	(376)	104	(306)
(Increase) decrease in operating assets and liabilities	2,889	(4,563)	(921)
Other changes, net	36	7	50

Cash flow from operating activities	7,338	1,922	3,549

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,928)	(2,619)	(2,458)
Acquisitions of subsidiaries, net of cash acquired	(191)	—	—
Investments in equity affiliates and other securities	(132)	(41)	(40)
Increase in non-current loans	(120)	(208)	(92)

Total expenditures	(3,371)	(2,868)	(2,590)
Proceeds from disposal of intangible assets and property, plant and equipment	35	16	17
Proceeds from disposal of subsidiaries, net of cash sold	4	84	—
Proceeds from disposal of non-current investments	485	20	26
Repayment of non-current loans	194	606	66

Total divestments	718	726	109

Cash flow used in investing activities	(2,653)	(2,142)	(2,481)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES

Issuance (Repayment) of shares:
- Parent company shareholders	16	233	48
- Treasury shares	(334)	(284)	(491)
- Minority shareholders	(1)	—	(2)
Cash dividends paid to:
- Parent company shareholders	—	(2,404)	—
- Minority shareholders	1	(127)	(2)
Net issuance (repayment) of non-current debt	1,379	1,562	321
Increase (Decrease) in current borrowings	25	55	(143)
Increase (Decrease) in current financial assets and liabilities	4	(18)	(517)
Cash flow from (used in) financing activities	1,090	(983)	(785)

Net increase (decrease) in cash and cash equivalents	5,775	(1,203)	283
Effect of exchange rates and changes in scope of consolidation	211	107	(329)
Cash and cash equivalents at the beginning of the period	7,245	8,341	2,858

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	13,231	7,245	2,812

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)

	9 months	9 months
(M€)	2008	2007

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	11,729	9,836
Depreciation, depletion and amortization	4,344	4,338
Non-current liabilities, valuation allowances and deferred taxes	285	523
Impact of coverage of pension benefit plans	—	—
(Gains) Losses on disposals of assets	(229)	(258)
Undistributed affiliates’ equity earnings	(574)	(635)
(Increase) decrease in operating assets and liabilities	(1,064)	(516)
Other changes, net	85	238

Cash flow from operating activities	14,576	13,526

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(7,874)	(7,090)
Acquisitions of subsidiaries, net of cash acquired	(191)	(20)
Investments in equity affiliates and other securities	(280)	(187)
Increase in non-current loans	(537)	(397)

Total expenditures	(8,882)	(7,694)
Proceeds from disposal of intangible assets and property, plant and equipment	57	107
Proceeds from disposal of subsidiaries, net of cash sold	88	—
Proceeds from disposal of non-current investments	574	109
Repayment of non-current loans	923	359

Total divestments	1,642	575

Cash flow used in investing activities	(7,240)	(7,119)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES

Issuance (Repayment) of shares:
- Parent company shareholders	258	63
- Treasury shares	(1,045)	(1,059)
- Minority shareholders	(10)	(2)
Cash dividends paid to:
- Parent company shareholders	(2,404)	(2,262)
- Minority shareholders	(127)	(164)
Net issuance (repayment) of non-current debt	3,444	2,734
Increase (Decrease) in current borrowings	(807)	2,364
Increase (Decrease) in current financial assets and liabilities	821	(7,485)
Cash flow from (used in) financing activities	130	(5,810)

Net increase in cash and cash equivalents	7,466	597
Effect of exchange rates and changes in scope of consolidation	(223)	(278)
Cash and cash equivalents at the beginning of the period	5,988	2,493

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	13,231	2,812

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
TOTAL
(unaudited)

			Paid-in
			surplus and	Currency
	Common shares issued		retained	translation	Treasury shares		Shareholders’	Minority	Total
(M€)	Number	Amount	earnings	adjustment	Number	Amount	equity	interests	equity

As of January 1, 2007	2,425,767,953	6,064	41,460	(1,383)	(161,200,707)	(5,820)	40,321	827	41,148

Net income for the first nine months	—	—	9,581	—	—	—	9,581	255	9,836

Items recognized directly in equity	—	—	75	(1,778)	—	—	(1,703)	(67)	(1,770)

Total excluding transactions with shareholders	—	—	9,656	(1,778)	—	—	7,878	188	8,066

Dividend	—	—	(4,514)	—	—	—	(4,514)	(164)	(4,678)

Issuance of common shares	2,039,726	5	58	—	—	—	63	—	63

Purchase of treasury shares	—	—	—	—	(23,387,355)	(1,287)	(1,287)	—	(1,287)

Sale of treasury shares (1)	—	—	(82)	—	8,288,463	313	231	—	231

Share-based payments	—	—	126	—	—	—	126	—	126

Transactions with shareholders	2,039,726	5	(4,412)	—	(15,098,892)	(974)	(5,381)	(164)	(5,545)

Share cancellation	(33,005,000)	(82)	(1,652)	—	33,005,000	1,734	—	—	—

As of September 30, 2007	2,394,802,679	5,987	45,052	(3,161)	(143,294,599)	(5,060)	42,818	851	43,669

Net income for the fourth quarter	—	—	3,600	—	—	—	3,600	99	3,699

Items recognized directly in equity	—	—	42	(1,235)	—	—	(1,193)	(44)	(1,237)

Total excluding transactions with shareholders	—	—	3,642	(1,235)	—	—	2,407	55	2,462

Dividend	—	—	4	—	—	—	4	(64)	(60)

Issuance of common shares	729,418	2	24	—	—	—	26	—	26

Purchase of treasury shares	—	—	—	—	(9,000,000)	(500)	(500)	—	(500)

Sale of treasury shares (1)	—	—	5	—	873,367	28	33	—	33

Share-based payments	—	—	70	—	—	—	70	—	70

Transactions with shareholders	729,418	2	103	—	(8,126,633)	(472)	(367)	(64)	(431)

Share cancellation	—	—	—	—	—	—	—	—	—

As of December 31, 2007	2,395,532,097	5,989	48,797	(4,396)	(151,421,232)	(5,532)	44,858	842	45,700

Net income for the first nine months	—	—	11,384	—	—	—	11,384	345	11,729

Items recognized directly in equity	—	—	(153)	333	—	—	180	(59)	121

Total excluding transactions with shareholders	—	—	11,231	333	—	—	11,564	286	11,850

Dividend	—	—	(4,949)	—	—	—	(4,949)	(127)	(5,076)

Issuance of common shares	6,103,524	15	243	—	—	—	258	—	258

Purchase of treasury shares	—	—	—	—	(24,000,000)	(1,194)	(1,194)	—	(1,194)

Sale of treasury shares (1)	—	—	(71)	—	5,917,729	220	149	—	149

Share-based payments	—	—	115	—	—	—	115	—	115

Transactions with shareholders	6,103,524	15	(4,662)	—	(18,082,271)	(974)	(5,621)	(127)	(5,748)

Share cancellation	(30,000,000)	(75)	(1,566)	—	30,000,000	1,641	—	—	—

As of September 30, 2008	2,371,635,621	5,929	53,800	(4,063)	(139,503,503)	(4,865)	50,801	1,001	51,802

(1)	Treasury shares related to the stock option purchase plans and restricted stock grants

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,396	38,008	5,431	14	—	48,849
Intersegment sales	7,055	1,714	339	35	(9,143)	—
Excise taxes	—	(4,810)	—	—	—	(4,810)

Revenues from sales	12,451	34,912	5,770	49	(9,143)	44,039
Operating expenses	(5,030)	(34,444)	(5,449)	(126)	9,143	(35,906)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(896)	(298)	(126)	(9)	—	(1,329)

Operating income	6,525	170	195	(86)	—	6,804
Equity in income (loss) of affiliates and other items	197	114	24	177	—	512
Tax on net operating income	(4,031)	(52)	(55)	57	—	(4,081)

Net operating income	2,691	232	164	148	—	3,235
Net cost of net debt						(84)
Minority interests						(101)

Net income						3,050

3rd quarter 2008 (adjustments) (*)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales Intersegment sales Excise taxes

Revenues from sales
Operating expenses	—	(1,045)	(148)	—		(1,193)
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (a)	—	(1,045)	(148)	—		(1,193)
Equity in income (loss) of affiliates and other items (b)	(208)	33	(1)	(54)		(230)
Tax on net operating income	—	343	50	(2)		391

Net operating income (a)	(208)	(669)	(99)	(56)		(1,032)
Net cost of net debt						—
Minority interests						12

Net income						(1,020)

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	(1,045)	(148)	—
On net operating income	—	(665)	(99)	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(78)

3rd quarter 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,396	38,008	5,431	14	—	48,849
Intersegment sales	7,055	1,714	339	35	(9,143)	—
Excise taxes	—	(4,810)	—	—	—	(4,810)

Revenues from sales	12,451	34,912	5,770	49	(9,143)	44,039
Operating expenses	(5,030)	(33,399)	(5,301)	(126)	9,143	(34,713)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(896)	(298)	(126)	(9)	—	(1,329)

Adjusted operating income	6,525	1,215	343	(86)	—	7,997
Equity in income (loss) of affiliates and other items	405	81	25	231	—	742
Tax on net operating income	(4,031)	(395)	(105)	59	—	(4,472)

Adjusted net operating income	2,899	901	263	204	—	4,267
Net cost of net debt						(84)
Minority interests						(113)

Ajusted net income						4,070

3rd quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,480	638	212	41		3,371
Total divestments	188	46	14	470		718
Cash flow from operating activities	3,732	2,731	14	861		7,338

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,739	36,990	5,478	(7)	—	48,200
Intersegment sales	7,862	1,497	449	37	(9,845)	—
Excise taxes	—	(4,900)	—	—	—	(4,900)

Revenues from sales	13,601	33,587	5,927	30	(9,845)	43,300
Operating expenses	(5,679)	(31,095)	(5,491)	(180)	9,845	(32,600)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(958)	(291)	(128)	(7)	—	(1,384)

Operating income	6,964	2,201	308	(157)	—	9,316
Equity in income (loss) of affiliates and other items	439	20	(11)	133	—	581
Tax on net operating income	(4,304)	(651)	(88)	78	—	(4,965)

Net operating income	3,099	1,570	209	54	—	4,932
Net cost of net debt						(57)
Minority interests						(143)

Net income						4,732

2nd quarter 2008 (adjustments) (*)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	1,457	230	—		1,687
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (a)	—	1,457	230	—		1,687
Equity in income (loss) of affiliates and other items (b)	—	(10)	(22)	(96)		(128)
Tax on net operating income	—	(464)	(69)	—		(533)

Net operating income (a)	—	983	139	(96)		1,026
Net cost of net debt						—
Minority interests						(17)

Net income						1,009

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	1,457	230	—
On net operating income	—	1,018	153	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(78)

2nd quarter 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,739	36,990	5,478	(7)	—	48,200
Intersegment sales	7,862	1,497	449	37	(9,845)	—
Excise taxes	—	(4,900)	—	—	—	(4,900)

Revenues from sales	13,601	33,587	5,927	30	(9,845)	43,300
Operating expenses	(5,679)	(32,552)	(5,721)	(180)	9,845	(34,287)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(958)	(291)	(128)	(7)	—	(1,384)

Adjusted operating income	6,964	744	78	(157)	—	7,629
Equity in income (loss) of affiliates and other items	439	30	11	229	—	709
Tax on net operating income	(4,304)	(187)	(19)	78	—	(4,432)

Adjusted net operating income	3,099	587	70	150	—	3,906
Net cost of net debt						(57)
Minority interests						(126)

Ajusted net income						3,723

2nd quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,076	514	221	57		2,868
Total divestments	565	128	12	21		726
Cash flow from operating activities	3,643	(1,391)	169	(499)		1,922

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2007
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,143	30,430	4,856	1	—	39,430
Intersegment sales	5,453	1,124	326	58	(6,961)	—
Excise taxes	—	(5,479)	—	—	—	(5,479)

Revenues from sales	9,596	26,075	5,182	59	(6,961)	33,951
Operating expenses	(3,845)	(25,000)	(4,726)	(165)	6,961	(26,775)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(890)	(288)	(124)	(8)	—	(1,310)

Operating income	4,861	787	332	(114)	—	5,866
Equity in income (loss) of affiliates and other items	309	76	6	262	—	653
Tax on net operating income	(2,943)	(207)	(100)	12	—	(3,238)

Net operating income	2,227	656	238	160	—	3,281
Net cost of net debt						(78)
Minority interests						(82)

Net income						3,121

3rd quarter 2007 (adjustments) (*)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	221	(11)	—		210
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (a)	—	221	(11)	—		210
Equity in income (loss) of affiliates and other items (b)	—	(34)	(1)	(2)		(37)
Tax on net operating income	—	(57)	3	—		(54)

Net operating income (a)	—	130	(9)	(2)		119
Net cost of net debt						—
Minority interests						(2)

Net income						117

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	221	(11)	—
On net operating income	—	150	(9)	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(77)

3rd quarter 2007 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,143	30,430	4,856	1	—	39,430
Intersegment sales	5,453	1,124	326	58	(6,961)	—
Excise taxes	—	(5,479)	—	—	—	(5,479)

Revenues from sales	9,596	26,075	5,182	59	(6,961)	33,951
Operating expenses	(3,845)	(25,221)	(4,715)	(165)	6,961	(26,985)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(890)	(288)	(124)	(8)	—	(1,310)

Adjusted operating income	4,861	566	343	(114)	—	5,656
Equity in income (loss) of affiliates and other items	309	110	7	264	—	690
Tax on net operating income	(2,943)	(150)	(103)	12	—	(3,184)

Adjusted net operating income	2,227	526	247	162	—	3,162
Net cost of net debt						(78)
Minority interests						(80)

Ajusted net income						3,004

3rd quarter 2007
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,981	381	200	28		2,590
Total divestments	63	27	15	4		109
Cash flow from operating activities	1,697	439	217	1,196		3,549

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

9 months 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	17,331	107,778	16,138	15	—	141,262
Intersegment sales	21,035	4,764	1,045	105	(26,949)	—
Excise taxes	—	(14,636)	—	—	—	(14,636)

Revenues from sales	38,366	97,906	17,183	120	(26,949)	126,626
Operating expenses	(15,727)	(93,790)	(16,097)	(482)	26,949	(99,147)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(2,727)	(874)	(383)	(23)	—	(4,007)

Operating income	19,912	3,242	703	(385)	—	23,472
Equity in income (loss) of affiliates and other items	1,101	101	27	560	—	1,789
Tax on net operating income	(12,362)	(950)	(198)	207	—	(13,303)

Net operating income	8,651	2,393	532	382	—	11,958
Net cost of net debt						(229)
Minority interests						(345)

Net income						11,384

9 months 2008 (adjustments) (*)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales Intersegment sales Excise taxes

Revenues from sales
Operating expenses	—	785	84	—		869
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (a)	—	785	84	—		869
Equity in income (loss) of affiliates and other items (b)	(78)	48	(23)	(206)		(259)
Tax on net operating income	—	(239)	(20)	(2)		(261)

Net operating income (a)	(78)	594	41	(208)		349
Net cost of net debt						—
Minority interests						(12)

Net income						337

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	785	84	—
On net operating income	—	633	55	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(227)

9 months 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	17,331	107,778	16,138	15	—	141,262
Intersegment sales	21,035	4,764	1,045	105	(26,949)	—
Excise taxes	—	(14,636)	—	—	—	(14,636)

Revenues from sales	38,366	97,906	17,183	120	(26,949)	126,626
Operating expenses	(15,727)	(94,575)	(16,181)	(482)	26,949	(100,016)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(2,727)	(874)	(383)	(23)	—	(4,007)

Adjusted operating income	19,912	2,457	619	(385)	—	22,603
Equity in income (loss) of affiliates and other items	1,179	53	50	766	—	2,048
Tax on net operating income	(12,362)	(711)	(178)	209	—	(13,042)

Adjusted net operating income	8,729	1,799	491	590	—	11,609
Net cost of net debt						(229)
Minority interests						(333)

Ajusted net income						11,047

9 months 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	6,734	1,446	597	105		8,882
Total divestments	860	198	33	551		1,642
Cash flow from operating activities	11,626	2,508	(19)	461		14,576

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

9 months 2007
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	13,833	86,793	14,921	20	—	115,567
Intersegment sales	15,269	3,568	827	125	(19,789)	—
Excise taxes	—	(16,440)	—	—	—	(16,440)

Revenues from sales	29,102	73,921	15,748	145	(19,789)	99,127
Operating expenses	(12,717)	(69,551)	(14,193)	(457)	19,789	(77,129)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(2,709)	(876)	(367)	(23)	—	(3,975)

Operating income	13,676	3,494	1,188	(335)	—	18,023
Equity in income (loss) of affiliates and other items	976	202	43	536	—	1,757
Tax on net operating income	(8,372)	(1,063)	(371)	95	—	(9,711)

Net operating income	6,280	2,633	860	296	—	10,069
Net cost of net debt						(233)
Minority interests						(255)

Net income						9,581

9 months 2007 (adjustments) (*)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	951	152	—		1,103
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (a)	—	951	152	—		1,103
Equity in income (loss) of affiliates and other items (b)	—	(10)	(1)	(250)		(261)
Tax on net operating income	—	(297)	(51)	—		(348)

Net operating income (a)	—	644	100	(250)		494
Net cost of net debt						—
Minority interests						(9)

Net income						485

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(a) Of which inventory valuation effect
On operating income	—	951	152	—
On net operating income	—	664	100	—
b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(225)

9 months 2007 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	13,833	86,793	14,921	20	—	115,567
Intersegment sales	15,269	3,568	827	125	(19,789)	—
Excise taxes	—	(16,440)	—	—	—	(16,440)

Revenues from sales	29,102	73,921	15,748	145	(19,789)	99,127
Operating expenses	(12,717)	(70,502)	(14,345)	(457)	19,789	(78,232)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(2,709)	(876)	(367)	(23)	—	(3,975)

Adjusted operating income	13,676	2,543	1,036	(335)	—	16,920
Equity in income (loss) of affiliates and other items	976	212	44	786	—	2,018
Tax on net operating income	(8,372)	(766)	(320)	95	—	(9,363)

Adjusted net operating income	6,280	1,989	760	546	—	9,575
Net cost of net debt						(233)
Minority interests						(246)

Ajusted net income						9,096

9 months 2007
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	6,079	1,026	546	43		7,694
Total divestments	427	77	63	8		575
Cash flow from operating activities	9,344	3,776	578	(172)		13,526

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

3rd quarter 2007
(en millions d’euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,143	30,430	4,856	1	—	39,430
Intersegment sales	5,453	1,124	326	58	(6,961)	—
Excise taxes	—	(5,479)	—	—	—	(5,479)

Revenues from sales	9,596	26,075	5,182	59	(6,961)	33,951
Operating expenses	(3,845)	(25,000)	(4,726)	(165)	6,961	(26,775)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(890)	(288)	(124)	(8)	—	(1,310)

Operating income	4,861	787	332	(114)	—	5,866
Equity in income (loss) of affiliates and other items	309	76	6	262	—	653
Tax on net operating income	(2,943)	(207)	(100)	12	—	(3,238)

Net operating income	2,227	656	238	160	—	3,281
Net cost of net debt						(78)
Minority interests						(82)

Net income						3,121

3rd quarter 2007 (adjustments) (*)
(en millions d’euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	221	(11)	—		210
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (1)	—	221	(11)	—		210
Equity in income (loss) of affiliates and other items (2)	—	(34)	(1)	(2)		(37)
Tax on net operating income	—	(57)	3	—		(54)

Net operating income (1)	—	130	(9)	(2)		119
Net cost of net debt						—
Minority interests						(2)

Net income						117

(*) Les éléments d’ajustement incluent les éléments non récurrents, l’effet de stock et la quote-part des amortissements des immobilisations incorporelles liés à la fusion Sanofi-Aventis

(1) Dont effet stock
Sur le résultat opérationnel	—	221	(11)	—
Sur le résultat opérationnel net	—	150	(9)	—
(2) Dont quote-part des amortissements des immobilisations incorporelles liés à la fusion Sanofi-Aventis	—	—	—	(77)

3rd quarter 2007 (adjusted)
(en millions d’euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,143	30,430	4,856	1	—	39,430
Intersegment sales	5,453	1,124	326	58	(6,961)	—
Excise taxes	—	(5,479)	—	—	—	(5,479)

Revenues from sales	9,596	26,075	5,182	59	(6,961)	33,951
Operating expenses	(3,845)	(25,221)	(4,715)	(165)	6,961	(26,985)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(890)	(288)	(124)	(8)	—	(1,310)

Adjusted operating income	4,861	566	343	(114)	—	5,656
Equity in income (loss) of affiliates and other items	309	110	7	264	—	690
Tax on net operating income	(2,943)	(150)	(103)	12	—	(3,184)

Adjusted net operating income	2,227	526	247	162	—	3,162
Net cost of net debt						(78)
Minority interests						(80)

Ajusted net income						3,004

3rd quarter 2007
(en millions d’euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,981	381	200	28		2,590
Total divestments	63	27	15	4		109
Cash flow from operating activities	1,697	439	217	1,196		3,549

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

1st half 2007
(en millions d’euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	9,690	56,363	10,065	19	—	76,137
Intersegment sales	9,816	2,444	501	67	(12,828)	—
Excise taxes	—	(10,961)	—	—	—	(10,961)

Revenues from sales	19,506	47,846	10,566	86	(12,828)	65,176
Operating expenses	(8,872)	(44,551)	(9,467)	(292)	12,828	(50,354)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,819)	(588)	(243)	(15)	—	(2,665)

Operating income	8,815	2,707	856	(221)	—	12,157
Equity in income (loss) of affiliates and other items	667	126	37	274	—	1,104
Tax on net operating income	(5,429)	(856)	(271)	83	—	(6,473)

Net operating income	4,053	1,977	622	136	—	6,788
Net cost of net debt						(155)
Minority interests						(173)

Net income						6,460

1st half 2007 (adjustments) (*)
(en millions d’euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales						—
Operating expenses	—	730	163	—		893
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (1)	—	730	163	—		893
Equity in income (loss) of affiliates and other items (2)	—	24	—	(248)		(224)
Tax on net operating income	—	(240)	(54)	—		(294)

Net operating income (1)	—	514	109	(248)		375
Net cost of net debt						—
Minority interests						(7)

Net income						368

(*) Les éléments d’ajustement incluent les éléments non récurrents, l’effet de stock et la quote-part des amortissements des immobilisations incorporelles liés à la fusion Sanofi-Aventis

(1) Dont effet stock
—	—	730	163	—
Sur le résultat opérationnel net	—	514	109	—
(2) Dont quote-part des amortissements des immobilisations incorporelles liés à la fusion Sanofi-Aventis	—	—	—	(148)

1st half 2007 (adjusted)
(en millions d’euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	9,690	56,363	10,065	19	—	76,137
Intersegment sales	9,816	2,444	501	67	(12,828)	—
Excise taxes	—	(10,961)	—	—	—	(10,961)

Revenues from sales	19,506	47,846	10,566	86	(12,828)	65,176
Operating expenses	(8,872)	(45,281)	(9,630)	(292)	12,828	(51,247)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,819)	(588)	(243)	(15)	—	(2,665)

Adjusted operating income	8,815	1,977	693	(221)	—	11,264
Equity in income (loss) of affiliates and other items	667	102	37	522	—	1,328
Tax on net operating income	(5,429)	(616)	(217)	83	—	(6,179)

Adjusted net operating income	4,053	1,463	513	384	—	6,413
Net cost of net debt						(155)
Minority interests						(166)

Ajusted net income						6,092

1st half 2007
(en millions d’euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	4,098	645	346	15		5,104
Total divestments	364	50	48	4		466
Cash flow from operating activities	7,647	3,337	361	(1,368)		9,977

BUSINESS SEGMENT INFORMATION

TOTAL
(unaudited)

2nd quarter 2007
(en millions d’euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,456	29,562	5,070	6	—	39,094
Intersegment sales	5,073	1,201	269	25	(6,568)	—
Excise taxes	—	(5,595)	—	—	—	(5,595)

Revenues from sales	9,529	25,168	5,339	31	(6,568)	33,499
Operating expenses	(4,148)	(23,244)	(4,812)	(143)	6,568	(25,779)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(941)	(297)	(119)	(8)	—	(1,365)

Operating income	4,440	1,627	408	(120)	—	6,355
Equity in income (loss) of affiliates and other items	397	72	14	59	—	542
Tax on net operating income	(2,745)	(519)	(123)	51	—	(3,336)

Net operating income	2,092	1,180	299	(10)	—	3,561
Net cost of net debt						(66)
Minority interests						(84)

Net income						3,411

2nd quarter 2007 (adjustments) (*)
(en millions d’euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	623	96	—		719
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (1)	—	623	96	—		719
Equity in income (loss) of affiliates and other items (2)	—	6	1	(172)		(165)
Tax on net operating income	—	(204)	(32)	—		(236)

Net operating income (1)	—	425	65	(172)		318
Net cost of net debt						—
Minority interests						(7)

Net income						311

(*) Les éléments d’ajustement incluent les éléments non récurrents, l’effet de stock et la quote-part des amortissements des immobilisations incorporelles liés à la fusion Sanofi-Aventis

(1) Dont effet stock
Sur le résultat opérationnel	—	623	96	—
Sur le résultat opérationnel net	—	425	65	—
(2) Dont quote-part des amortissements des immobilisations incorporelles	—	—	—	(72)
liés à la fusion Sanofi-Aventis

2nd quarter 2007 (adjusted)
(en millions d’euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,456	29,562	5,070	6	—	39,094
Intersegment sales	5,073	1,201	269	25	(6,568)	—
Excise taxes	—	(5,595)	—	—	—	(5,595)

Revenues from sales	9,529	25,168	5,339	31	(6,568)	33,499
Operating expenses	(4,148)	(23,867)	(4,908)	(143)	6,568	(26,498)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(941)	(297)	(119)	(8)	—	(1,365)

Adjusted operating income	4,440	1,004	312	(120)	—	5,636
Equity in income (loss) of affiliates and other items	397	66	13	231	—	707
Tax on net operating income	(2,745)	(315)	(91)	51	—	(3,100)

Adjusted net operating income	2,092	755	234	162	—	3,243
Net cost of net debt						(66)
Minority interests						(77)

Ajusted net income						3,100

2nd quarter 2007
(en millions d’euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,109	401	173	7		2,690
Total divestments	191	28	1	2		222
Cash flow from operating activities	3,312	1,432	254	(1,409)		3,589

INFORMATIONS PAR SECTEUR D’ACTIVITE

TOTAL
(unaudited)

1st quarter 2007
(en millions d’euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,234	26,801	4,995	13	—	37,043
Intersegment sales	4,743	1,243	232	42	(6,260)	—
Excise taxes	—	(5,366)	—	—	—	(5,366)

Revenues from sales	9,977	22,678	5,227	55	(6,260)	31,677
Operating expenses	(4,724)	(21,307)	(4,655)	(149)	6,260	(24,575)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(878)	(291)	(124)	(7)	—	(1,300)

Operating income	4,375	1,080	448	(101)	—	5,802
Equity in income (loss) of affiliates and other items	270	54	23	215	—	562
Tax on net operating income	(2,684)	(337)	(148)	32	—	(3,137)

Net operating income	1,961	797	323	146	—	3,227
Net cost of net debt						(89)
Minority interests						(89)

Net income						3,049

1st quarter 2007 (adjustments) (*)
(en millions d’euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	107	67	—		174
Depreciation, depletion, and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (1)	—	107	67	—		174
Equity in income (loss) of affiliates and other items (2)	—	18	(1)	(76)		(59)
Tax on net operating income	—	(36)	(22)	—		(58)

Net operating income (1)	—	89	44	(76)		57
Net cost of net debt						—
Minority interests						—

Net income						57

(*) Les éléments d’ajustement incluent les éléments non récurrents, l’effet de stock et la quote-part des amortissements des immobilisations incorporelles liés à la fusion Sanofi-Aventis

(1) Dont effet stock
Sur le résultat opérationnel	—	107	67	—
Sur le résultat opérationnel net	—	89	44	—
(2) Dont quote-part des amortissements des immobilisations incorporelles	—	—	—	(76)
liés à la fusion Sanofi-Aventis

1st quarter 2007 (adjusted)
(en millions d’euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,234	26,801	4,995	13	—	37,043
Intersegment sales	4,743	1,243	232	42	(6,260)	—
Excise taxes	—	(5,366)	—	—	—	(5,366)

Revenues from sales	9,977	22,678	5,227	55	(6,260)	31,677
Operating expenses	(4,724)	(21,414)	(4,722)	(149)	6,260	(24,749)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(878)	(291)	(124)	(7)	—	(1,300)

Adjusted operating income	4,375	973	381	(101)	—	5,628
Equity in income (loss) of affiliates and other items	270	36	24	291	—	621
Tax on net operating income	(2,684)	(301)	(126)	32	—	(3,079)

Adjusted net operating income	1,961	708	279	222	—	3,170
Net cost of net debt						(89)
Minority interests						(89)

Ajusted net income						2,992

1st quarter 2007
(en millions d’euros)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,989	244	173	8		2,414
Total divestments	173	22	47	2		244
Cash flow from operating activities	4,335	1,905	107	41		6,388

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL
(unaudited)

9 months 2008			Consolidated
(M€)	Ajusted	Adjustments	statement of income

Sales	141,262	—	141,262
Excise taxes	(14,636)	—	(14,636)
Revenues from sales	126,626	—	126,626

Purchases, net of inventory variation	(85,500)	869	(84,631)
Other operating expenses	(13,979)	—	(13,979)
Exploration costs	(537)	—	(537)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(4,007)	—	(4,007)
Other income	76	199	275
Other expense	(129)	(302)	(431)

Financial interest on debt	(702)	—	(702)
Financial income from marketable securities and cash equivalents	356	—	356
Cost of net debt	(346)	—	(346)
Other financial income	485	—	485
Other financial expense	(230)	—	(230)

Income taxes	(12,925)	(261)	(13,186)

Equity in income (loss) of affiliates	1,846	(156)	1,690

Consolidated net income	11,380	349	11,729
Group share	11,047	337	11,384
Minority interests	333	12	345

9 months 2007			Consolidated
(M€)	Ajusted	Adjustments	statement of income

Sales	115,567	—	115,567
Excise taxes	(16,440)	—	(16,440)
Revenues from sales	99,127	—	99,127

Purchases, net of inventory variation	(64,777)	1,103	(63,674)
Other operating expenses	(12,851)	—	(12,851)
Exploration costs	(604)	—	(604)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(3,975)	—	(3,975)
Other income	279	—	279
Other expense	(100)	(130)	(230)

Financial interest on debt	(1,332)	—	(1,332)
Financial income from marketable securities and cash equivalents	955	—	955
Cost of net debt	(377)	—	(377)
Other financial income	492	—	492
Other financial expense	(211)	—	(211)

Income taxes	(9,219)	(348)	(9,567)

Equity in income (loss) of affiliates	1,558	(131)	1,427

Consolidated net income	9,342	494	9,836
Group share	9,096	485	9,581
Minority interests	246	9	255

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL
(unaudited)

3rd quarter 2008			Consolidated
(M€)	Ajusted	Adjustments	statement of income

Sales	48,849	—	48,849
Excise taxes	(4,810)	—	(4,810)
Revenues from sales	44,039	—	44,039

Purchases, net of inventory variation	(29,861)	(1,193)	(31,054)
Other operating expenses	(4,708)	—	(4,708)
Exploration costs	(144)	—	(144)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,329)	—	(1,329)
Other income	55	52	107
Other expense	(55)	(207)	(262)

Financial interest on debt	(241)	—	(241)
Financial income from marketable securities and cash equivalents	114	—	114
Cost of net debt	(127)	—	(127)
Other financial income	140	—	140
Other financial expense	(79)	—	(79)

Income taxes	(4,429)	391	(4,038)

Equity in income (loss) of affiliates	681	(75)	606

Consolidated net income	4,183	(1,032)	3,151
Group share	4,070	(1,020)	3,050
Minority interests	113	(12)	101

3rd quarter 2007			Consolidated
(M€)	Ajusted	Adjustments	statement of income

Sales	39,430	—	39,430
Excise taxes	(5,479)	—	(5,479)
Revenues from sales	33,951	—	33,951

Purchases, net of inventory variation	(22,790)	210	(22,580)
Other operating expenses	(4,060)	—	(4,060)
Exploration costs	(135)	—	(135)
Depreciation, depletion, and amortization of tangible assets and mineral interests	(1,310)	—	(1,310)
Other income	123	—	123
Other expense	(34)	(30)	(64)

Financial interest on debt	(455)	—	(455)
Financial income from marketable securities and cash equivalents	324	—	324
Cost of net debt	(131)	—	(131)
Other financial income	155	—	155
Other financial expense	(70)	—	(70)

Income taxes	(3,131)	(54)	(3,185)

Equity in income (loss) of affiliates	516	(7)	509

Consolidated net income	3,084	119	3,203
Group share	3,004	117	3,121
Minority interests	80	2	82